Tidal Trust II

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

October 29, 2025

VIA EDGAR TRANSMISSION

Mr. Aaron Brodsky

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tidal Trust II (the “Trust”)
Post-Effective Amendment No. 405 to the Trust’s Registration Statement on Form N-1A (the “Amendment”); File Nos. 811- 23793; 333- 264478

Dear Mr. Brodsky:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on September 30, 2025, with respect to the Registration Statement and the Trust’s proposed new series, the Defiance Leveraged Long + Income XRP ETF (“XRP Fund” and the Defiance Leveraged Long + Income SOL ETF (the “SOL Fund”) (each a “Fund” and collectively, the “Funds”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined here have the same meaning as in the Amendment.

1. Please disclose in the Principal Investment Strategies section of both Funds that there is no assurance that the returns of a Fund’s XRP- or SOL- related investments, as applicable, will match that of XRP or SOL, as applicable.

Response: Revisions have been made to each Fund’s Principal Investment Strategies disclosure to address this comment, and provided to the Staff under separate cover.

2. The disclosure in the Principal Investment Strategies section of both Funds indicates that the XRP Fund will not invest directly in Ripple, and the SOL Fund will not invest directly in SOL. For both Funds, please state in bold font that an investment in the Fund is not an investment in Ripple or in Solana, as applicable.

Response: Revisions have been made to each Fund’s Principal Investment Strategies disclosure to address this comment, and provided to the Staff under separate cover.

3. Regarding each Fund’s description of its Income Generation Strategy and the use of credit call spreads, consider whether to revise disclosure to clearly state that there is no guarantee that the Fund will make a distribution to shareholders in any given period. Also consider adding disclosure to clarify that notwithstanding distributions of premium income, shareholders can still experience a loss if the Fund’s investments perform poorly.

Response: Revisions have been made to each Fund’s description of Income Generation Strategy in the Summary to address this comment and provided to the Staff under separate cover.

4. Regarding each Fund’s description of its Income Generation Strategy, the disclosure states that the Fund “may” write credit call spreads. In correspondence, please explain under what circumstances the Fund “will” implement this aspect of its investment strategy, and if the Fund only “may” implement the income generation strategy, explain why it is a prominent part of each Fund’s investment objective and principal investment strategies?

Response: The disclosure has been revised to state that the Fund “will” write (sell) credit call spreads on XRP- and SOL-related Investments, as applicable. The Trust notes that trading in U.S. listed XRP and SOL options contracts recently commenced on the Chicago Mercantile Exchange, and confirms that to the extent the trading of such instruments remains available on one or more U.S. exchanges, the Funds intend to pursue the Income Generation Strategy to seek to achieve their secondary investment objective.

5. Regarding each Fund’s description of its Income Generation Strategy, consider including an example of how writing credit call spreads can potentially offset losses.

Response: Revisions have been made to each Fund’s description of its Income Generation Strategy to include an example of how writing a credit call spread can potentially offset losses, and provided to the Staff under separate cover.

6. The “Portfolio Attributes” section of each Fund includes disclosure stating that the Fund will seek to provide weekly income distributions in the form of cash. If these distributions will include return of capital, please revise the disclosure accordingly to clarify.

Response: Revisions have been made to each Fund’s Portfolio Attributes section to include the requested clarification and provided to the Staff under separate cover.

7. With respect to the XRP Fund, please describe in the disclosure any disruptions that the XRP network has experienced, including any significant instances of network congestion, latency issues, or downtimes on the XRP network. In correspondence, please supplementally describe how such events will impact the value of swap transactions and any related impact on the XRP Fund’s net asset value.

Response: Revisions have been made to the XRP Fund’s “Information About Ripple/XRP” section of the Prospectus to include the requested disclosures and provided to the Staff under separate cover. Disruptions to the XRP network would negatively impact the value of swaps and other derivatives that seek exposure to XRP due to increased market volatility, reduced liquidity, and eroded investor confidence resulting from such events. Derivatives platforms and exchanges could also experience pricing discrepancies among instruments that reference XRP as a result of network disruptions or outages. As the value of a swap or other derivative is tied directly to the performance and stability of its underlying reference asset(s) – in this instance XRP – any XRP network disruptions or outages that would impair the value of XRP would, in turn, negatively impact the value of the XRP Fund’s XRP-related Investments and its net asset value.

8. Regarding risk disclosure in the Prospectus regarding XRP or SOL being determined to be securities under federal securities laws, please also address risks associated with such a determination under state laws.

Response: Revisions have been made to each Fund’s principal risks disclosure to include the requested risk disclosure and provided to the Staff under separate cover.

9. Disclosure in the Income Generation Strategy section for each Fund’s Prospectus states that the strategy reduces the potential for gains from leveraged increases in the value of XRP- or SOL-related investments, as applicable. Please highlight the potential for reduced gains resulting from the income generation strategy in the Principal Risks section of each Prospectus.

Response: Revisions have been made to each Fund’s principal risks disclosure to include the requested risk disclosures and provided to the Staff under separate cover.

10. Regarding the SOL Fund, please supplementally confirm whether SOL ETPs are currently available. If not, please address the following 3 items: (i) supplementally explain or disclose how the Fund intends to implement its strategy; (ii) provide in the disclosure that such investments are not yet available; (iii) revise disclosure to only reference those SOL-related Investments that are available for the Fund to invest in on the date the Registration Statement becomes effective.

Response: The Trust respectfully notes that U.S.-listed “SOL ETPs”, as defined in the Prospectus, and for which the Fund may seek exposure to via swap agreements or options contracts, or invest in directly (in each case as a SOL-related Investment), may include both ETPs that hold SOL directly (knowns as “spot ETPs”) or those that gain exposure to SOL indirectly through investments in derivatives that reference the performance of SOL. As of the date of this response letter, U.S.-listed SOL ETPs within the above-defined categories include: (i) ETF Opportunities Trust: Rex-OspreyTM SOL + Staking ETF (Cboe BZX Exchange, Inc. / Ticker SSK); (ii) Volatility Shares Trust: Solana ETF (the Nasdaq Stock Market LLC / Ticker SOLZ); (iii) Volatility Shares Trust: 2X Solana ETF (the Nasdaq Stock Market LLC / Ticker SOLT); and (iv) ProShares Trust: Ultra Solana ETF (NYSE Arca Inc. / Ticker SLON). The Trust further respectfully notes that the SOL-related Investments through which the Fund may gain exposure to the price performance of Solana also include swaps or options on U.S. dollar denominated indices or benchmarks that track the price of Solana, including the (i) Nasdaq Solana Reference Price Index (NQSOL); (ii) S&P Solana Reference Price Index (SPSOLN); (iii) CoinDesk Solana Price Index (SLX); and (iv) MarketVector Solana Benchmark Rate (SOLBR). The Fund may also invest in cash-settled Solana futures contracts traded on the Chicago Mercantile Exchange. The Trust notes that multiple additional SOL ETPs have been filed with the Commission and are pending effectiveness, such that the availability and diversity of potential SOL-related Investments available to the Fund is expected to increase materially in the near future. Based on the above, the Trust believes ample investment options currently exist through which the Fund may seek to achieve its investment objectives, with such options expected to expand significantly in the near-term. The Trust therefore respectfully declines to revise the Prospectus disclosure further to address the remainder of the staff’s comments in this regard.

11. If the Fund will have exposure to an issuer, please identify the issuer in the Prospectus and provide a brief description of the issuer and include a cross-reference to the underlying issuer’s 1934 Act recurring reports.

Response: The Trust respectfully declines to add forward-looking disclosure regarding potential future direct or indirect exposure to specific, named issuers of XRP ETPs or SOL ETPs, as applicable. The underlying ETP issuers which will serve as reference assets for swap agreements or option contracts, or in which a Fund may invest directly to obtain exposure, will vary over time, as will the universe of potential ETP issuers (as new products are launched and existing ones may cease operations). The Trust believes that prospectively identifying only certain potential issuers in the Prospectus as those in which the Fund intends to seek exposure would lead to investor confusion, and potentially mischaracterize the nature of the portfolio which will gain exposure broadly – not only through other ETPs – but also in combination with exchange-traded futures contracts and derivatives on indices or benchmarks.

12. Page 10 of the Statement of Additional Information includes disclosure that call options may be written on instruments that the writer does not hold. Please explain supplementally whether the Funds will only write options on positions that they hold, or whether the Funds will be using a synthetic call strategy.

Response: As described in the Income Generation Strategy section of the Prospectus, the Funds will seek to achieve their secondary investment objective by writing (selling) credit call spreads on XRP- or SOL-related Investments, as applicable. Credit call spreads involve selling a call option and buying another call option with a higher strike price for a net premium, and the Funds need not own the underlying reference instrument(s) in order to generate income/profit from this strategy. As such, the Funds will in most instances not write options on instruments held in their portfolios.

13. Supplementally explain the general policies and procedures regarding how the Adviser, Administrator or CCO will monitor trades or conflicts of interest regarding Fund personnel trading in SOL or XRP against or ahead of the Fund’s purchases of SOL or XRP ETPs. Please describe any changes to the Funds’ Code of Ethics to take such transaction into account.

Response: The Trust confirms that the Adviser’s code of ethics has been updated to apply to transactions in digital assets, including SOL or XRP, and that Access Persons, as defined in Rule 17j-1 of the 1940 Act, will be required to preclear such transactions.

14. Regarding each Fund’s investment through a Cayman Subsidiary, please:

a. Disclose that the Fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) on an aggregate basis with the Subsidiary.

b. Disclose that the Fund complies with the provisions of the Investment Company Act governing capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary so that the Fund treats the Subsidiary’s debt as its own for purposes of Section 18.5.

c. Disclose that the Adviser, as the investment adviser to the Subsidiary, complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Fund under Section 2(a)(20) of the Investment Company Act. Any investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. For purposes of complying with Section 15(c), the reviews of the Fund’s and the Subsidiary’s investment advisory agreements may be combined.

d. Disclose that the Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the Subsidiary, if any.

e. Disclose the Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a Fund that invests in a Subsidiary should reflect aggregate operations of the Fund and the Subsidiary.

f. Explain in correspondence whether the financial statements of the Subsidiary will be consolidated with those of the Fund. If not, please explain why not.

g. Confirm in correspondence that the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

h. Please confirm in correspondence the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

i. Please confirm the Subsidiary’s management fee (including any performance fee), if any, will be included in “Management Fees,” and the Subsidiary’s expenses will be included in “Other Expenses” in the Fund’s fee table.

j. Please disclose that the Fund does not intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets, other than entities wholly-owned by the Fund.

Response: The Trust responds by revising the Prospectus to make the requested disclosures to the extent not already disclosed. The Trust also confirms supplementally:

●	The financial statements of the Subsidiary will be consolidated with those of the Fund.
●	The Subsidiary and/or its board of directors will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.
●	The Subsidiary and its board of directors will agree to designate an agent for service of process in the United States.
●	The Subsidiary’s management fee (if any) will be included in Fund’s “Management Fees,” and the Subsidiary’s expenses (if any) will be included in “Other Expenses” in the Fund’s fee table.

If you have any questions or require further information, please contact David Mathews at (262) 240-4657 or dmathews@tidalfg.com.

Sincerely,

/s/ David Mathews

David Mathews

SVP of Legal Services

Tidal Investments LLC